

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2022

Gloria Fan
Chief Financial Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People's Republic of China

> **Re: BEST Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 18, 2022**
> **File No. 001-38198**

Dear Ms. Fan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2021

Risks Related to Doing Business in the Peoples Republic of China, page 6

1. We note your disclosure regarding the Holding Foreign Companies Accountable Act (or HFCAA) on page 19. Please disclose that you have been included in the conclusive list of issuers under the HFCAA providing prominent disclosure regarding your identification as an issuer on this list.

Notes to the Consolidated Financial Statements
24. Segment Reporting, page F-82

2.   We note you disclose that your CODM assesses the performance of your reportable segments based on the measures of revenues, costs of revenues, gross profit and net profit and that you present these amounts on page F-83 for the periods reported. Please address the following points:

- Considering your CODM uses more than one measure of segment profit or loss, please revise to only disclose one measure that you believe is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the your consolidated statements of comprehensive (loss) income. Refer to ASC 280-10-50-28. In addition, provide disclosures that explain the measurement of segment profit or loss pursuant to ASC 280-10-50-29.

- To the extent you disclose measures of your segments' profit or loss outside the financial statements, other than the measure identified under ASC 280-10-50-28 noted above, please label such measures as non-GAAP financial measures and provide disclosures required under Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation